Filed by Greenbacker Renewable Energy Co LLC

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Greenbacker Renewable Energy Co LLC

Commission File No.: 000-55610

This filing relates to the proposed transaction between Greenbacker Renewable Energy Company LLC (the “Company”), MN8 Energy Holdings LLC (“MN8”), MN8 Energy LLC, Monarch Merger Sub, LLC, a wholly owned subsidiary of MN8 Energy LLC (“Merger Sub”), and Shareholder Representative Services LLC, pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of MN8 Energy LLC (the “Merger”).

This filing contains the following communications by the Company on July 22, 2026, related to the Merger:

1.	Email to Employees, dated as of July 22, 2026.
2.	Letter to Shareholders, dated as of July 22, 2026.
3.	Email to Advisors, dated as of July 22, 2026.
4.	Employee FAQs, dated as of July 22, 2026.
5.	Social Media Posts, dated as of July 22, 2026.

1. The following is an email from Daniel de Boer to the employees of the Company, sent on July 22, 2026.

From: Dan de Boer

Date: July 22, 2026

To: [All Greenbacker Employees]

Subject: An important update on our future

Team,

This morning, we announced that Greenbacker has entered into a definitive agreement to combine with MN8 Energy. The joint press release is on the wire, the 8-K is filed, and we will be holding an advisor call this afternoon to walk through the transaction in detail, which you are also invited to join. Before the day gets fully underway, I wanted to share the news directly with the people who made this moment possible, every one of you.

As many of you know, a transaction of some form has been on the horizon for a while. I am proud of how this team has continued to deliver for each other, for our investors, for the partners we work with across the energy transition, for the communities our assets serve, through a period that has demanded extraordinary focus. As I have said before, every positive outcome we achieve is a direct result of this team's dedication and unwavering commitment to our mission and our shareholders. Today is one of those outcomes.

What we announced

Greenbacker will combine with MN8 Energy in a transaction with an equity value of approximately $350 million, or approximately $1.71 per share1, plus up to $25 million in potential cash payments payable to Greenbacker shareholders based on the achievement of certain commercial milestones, representing up to approximately $0.12 per share of potential additional consideration should those milestones be achieved. The consideration payable to Greenbacker shareholders is a mix of cash and equity in the combined company. Per-share figures are presented before giving effect to transaction expenses and a securityholders’ representative expense fund as provided under the terms of the merger agreement; complete terms, including election procedures, proration mechanics, and the treatment of expenses and reserves, will be described in the proxy statement / prospectus.

1 Per-share figures are an estimate based on the consideration contemplated by the merger agreement and assumes a fully diluted share count as of closing, that the entire $25 million is earned and that the cash consideration is calculated without giving effect to transaction expenses, the shareholders’ representative reserve amount or the limitation on cash available to fund cash elections. The amount and form of consideration actually received by each holder will be subject to the election procedures, proration mechanics and other terms and adjustments set forth in the merger agreement; complete terms, including election procedures, proration mechanics, and the treatment of expenses and reserves, will be described in the proxy statement / prospectus.

On a combined basis, the new company would be the 3rd-largest American Renewable Independent Power Producer, with 6.2 GW of operating capacity across 33 states, 1,000+ projects spanning solar, wind, and battery storage.

The transaction is subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, including approvals by Greenbacker shareholders and MN8 Energy members and customary regulatory approvals. We currently expect the transaction to close in the fourth quarter of 2026.

The merger agreement establishes a contractual framework for future liquidity following the closing. Under the terms of the merger agreement, MN8 Energy has agreed to use commercially reasonable efforts to pursue a public offering within a specified period following the closing of the merger, subject to market conditions and the discretion of its board. If such an offering has not been completed within that period, MN8 Energy has agreed to use commercially reasonable efforts to make available to holders of the MN8 Energy equity issued as consideration in the merger (and their transferees) an alternative opportunity to sell such units, generally at a price not less than the per-share transaction consideration, subject to the conditions, exceptions, and timing in the merger agreement. There can be no assurance as to whether or when any public offering or alternative liquidity transaction will occur, or the terms on which it may be effected. The equity consideration that Greenbacker shareholders will receive is designed with that framework in mind. The full terms are in the merger agreement, which will be filed with the SEC.

Why this transaction, and why this partner

Greenbacker was built on a simple proposition: connect individuals and institutions with opportunities to put their capital to work building the infrastructure of the energy transition. That mission has driven everything this company has done from the beginning, and it is the mission that this transaction is intended to serve at greater scale.

Over the past several years, the renewable power sector has consolidated around platforms of significantly greater scale, with access to permanent and public-equity capital becoming a defining competitive advantage. The next chapter of value creation in this industry belongs to platforms that can support the demand wave coming at the U.S. power grid, (including, notably, AI infrastructure, hyperscale data centers, and broader electrification), at the scale and contract durability those customers require. Combined, Greenbacker and MN8 Energy would operate that kind of platform: 6.2 GW of operating and under construction capacity, 94% contracted, a 14-year weighted average solar PPA tenor, and an institutionally-backed development pipeline of approximately 9.3 GW. With this combination, the mission we have been pursuing for over a decade is positioned to be carried out at a scale and through capabilities that would have been difficult for either company to reach on its own.

For our shareholders, the transaction delivers three outcomes that our investors have repeatedly told us are critical to them: near-term cash liquidity at a defined valuation; continued exposure to renewable energy infrastructure through a substantially larger and more diversified platform; and a contractual framework for future liquidity. For some time, our shareholders have been clear with us that a defined path to liquidity is among the most important things this company can deliver. Today's announcement is the response to that ask.

How we got here

This outcome reflects a deliberate and disciplined process, led by the Greenbacker Board and supported by Morgan Stanley and Wells Fargo as financial advisors and Freshfields as legal counsel. The Greenbacker Board authorized a strategic review in March 2025. Over the summer of 2025, we held more than 60 meetings with prospective buyers and strategic partners. 42 parties signed NDAs; 19 submitted Round 1 non-binding bids in October 2025; six advanced through Phase II. At the end of Q1 2026, after a thorough Phase II evaluation of six finalists, the Board unanimously concluded that the combination with MN8 Energy represented the best outcome reasonably achievable for our shareholders. The Board also seriously evaluated standalone, status quo, and dissolution alternatives. Measured against all of the alternatives, the Board unanimously decided that this combination was the best outcome reasonably achievable for our shareholders at this time.

What this means for you

I know that the question on every one of your minds when you read this is what today's announcement means for you personally, and for your role at the company. I want to address that directly, even though I do not yet have every answer.

Decisions about the organizational structure of the combined company will be made together with the MN8 Energy leadership team over the coming months as we move toward closing. Where those decisions affect any of you, my commitment to you, and the commitment of the Greenbacker Board and management team, is that they will be communicated directly, with as much clarity and as much advance notice as we are able to provide, and that the people who have built this company will be treated with the respect and seriousness they deserve. Our commitment also includes how we support our employees through this transition. Details of the merger related Retention Program will be provided to employees in individual Retention Agreements to be distributed shortly.

I want to be clear about two things. First, I cannot promise specific outcomes for specific roles today. The reality is that those answers have not yet been defined, and any specific commitments will be communicated only when they are finalized. Second, the conversations we have had with MN8 Energy to date have reflected a genuine intent to treat this as a partnership and to bring the capabilities of both organizations together. MN8 Energy leadership has been thoughtful about the people side of this transaction from the outset, and we will continue to advocate for our team throughout the integration planning that lies ahead.

Until closing, your day-to-day continues as it does today. Your manager will be a primary point of contact as we move forward, and we will keep you informed through regular communication as integration planning develops.

What changes today, and what does not

Nothing operational changes today. The transaction will not close until the registration statement is effective, our shareholders approve the transaction, the regulatory approvals are obtained, and the other closing conditions are satisfied. We expect the process to take several months. Until then, every one of us will continue to do exactly what we have been doing at Greenbacker. The funds we manage continue to be managed. The investors and partners we serve continue to be served. The portfolio continues to be operated and optimized and the power we produce continues to be generated and managed.

For our affiliated funds (GREC II, GROZ, and our other vehicles), the consummation of the transaction involves a change in the ownership of their investment adviser, not the funds themselves. The portfolios continue to be managed under the same investment mandates, and we will be in close contact with the investors and advisors in those vehicles in the coming days.

How to handle questions

You will likely receive questions from investors, partners, vendors, and friends. The most important guidance I can give you is to point everyone to the materials we are filing today: the press release, the investor presentation, and the recording of this afternoon's call. All will be publicly available and represent the authoritative sources of information about the transaction until our proxy statement / prospectus is filed with the SEC. Brandon Praznik and the investor relations function will be the primary external voice on this transaction.

If you are contacted directly by a member of the press, please refer the inquiry to Brandon Praznik without comment. This is standard practice for a transaction of this kind and is important for everyone's protection.

There is an internal FAQ available on the intranet that addresses the questions we expect to hear most often.

A note to each of you

I have appreciated this team's patience through one of the most challenging periods the renewable energy sector has experienced in decades. Greenbacker has always been a company passionately committed to the energy transition and to being a responsible member of the business ecosystem we operate in. That commitment has shaped how we have run the business, how we have engaged with our investors, and how we have treated one another. It will also shape how we move through the months ahead.

I believe this is the right outcome, with the right partner, at the right time, and the work each of you has done is the reason it is possible. Today's announcement is not the end of what we have been building. It is the next chapter, on a larger stage, in service of the same mission.

We will keep you closely informed in the days and weeks ahead, and there will be opportunities to ask questions as we move forward together. Additionally, we strongly encourage you to REGISTER for a call that will take place at 4 PM today where we will announce this transaction to our financial advisors and walk them through the specifics in greater detail. Thank you for everything you have done, and continue to do, to make this possible.

Dan

Dan de Boer

Chief Executive Officer

Greenbacker Renewable Energy Company, LLC

Important Information for Investors and Shareholders. In connection with the proposed transaction, MN8 Energy Holdings LLC ("MN8") will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a proxy statement of Greenbacker Renewable Energy Company, LLC ("Greenbacker") that also constitutes a prospectus of MN8, and each of MN8 and Greenbacker may file other relevant documents with the SEC regarding the proposed transaction. A definitive proxy statement / prospectus (if and when available) will be mailed to the shareholders of Greenbacker. This communication is not intended to be, and is not, a substitute for the registration statement, the proxy statement/prospectus or any other document that MN8 or Greenbacker may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC, in each case if and when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MN8 will be available free of charge from MN8 on MN8’s website at www.mn8energy.com, or by directing a request to Investor Relations, MN8 Energy Holdings LLC, c/o MN8 Energy, LLC, 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, Tel. No. (332) 245-4052. Copies of the documents filed with the SEC by Greenbacker will be available free of charge from Greenbacker under the “Transaction Hub” section of Greenbacker’s website at www.greenbackercapital.com/transaction-hub. The information included on, or accessible through, MN8’s or Greenbacker’s website is not incorporated by reference into this communication.

No Offer or Solicitation. This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation. Greenbacker, MN8, their respective directors and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Greenbacker shareholders in connection with the proposed transaction. Information about Greenbacker's directors and executive officers is available in Greenbacker's Form 10-K filed with the SEC on March 9, 2026, Greenbacker's Form 10-K/A filed with the SEC on April 30, 2026, and other documents subsequently filed by Greenbacker with the SEC. Information about MN8’s directors and executive officers will be set forth in the proxy statement/prospectus relating to the proposed transaction if and when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests will be contained in the proxy statement / prospectus and other relevant materials filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements. This communication contains “forward-looking statements” regarding the potential acquisition of Greenbacker within the meaning of the Private Securities Litigation Reform Act of 1995. Various statements in this communication, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects, revenues, income and capital spending. We generally identify forward-looking statements with the words “expect,” “may,” “will,” “should,” “would,” “could,” “should,” or their negatives, and other similar expressions. We caution all readers that the forward-looking statements contained in this communication are not guarantees of future performance, and we cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the numerous risks and uncertainties. Risks and uncertainties include but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied, including the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that Greenbacker's shareholders or MN8’s members may not approve the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement; the possibility that competing offers or transaction proposals may be made; the risk of member or shareholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; potential adverse effects on the businesses of MN8 or Greenbacker during the pendency of the proposed transaction, such as the ability of MN8 and Greenbacker to attract, retain and hire key personnel and to maintain relationships with customers, suppliers and others with whom MN8 or Greenbacker does business, employee departures, diversion of management's time and attention from ordinary course business operations, or certain restrictions during the pendency of the proposed transaction that may impact MN8’s or Greenbacker’s ability to pursue certain business opportunities or strategic transactions; the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive all or any portion of the additional consideration holdback amount; the potential that the expected benefits, synergies, and opportunities of the proposed transaction may not be realized or may take longer to realize than expected; and risks related to the integration of Greenbacker into MN8 subsequent to the closing of the proposed transaction and the timing of such integration, including the risk that the combined company may not be able to achieve the expected growth prospects. A further list and descriptions of these risks, uncertainties and other factors can be found in Greenbacker’s Annual Report on Form 10-K for the fiscal year ended 2025, including in the sections captioned “Forward-Looking Statements” and “Item 1A. Risk Factors,” and in its subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

2. The following is a letter sent by Daniel de Boer to Company shareholders on July 22, 2026 relating to the Merger.

July 22, 2026

Letter to Shareholders

Dear Greenbacker Shareholder,

I am writing today to share important news about your investment in Greenbacker Renewable Energy Company. Earlier today, we announced that Greenbacker has entered into a definitive agreement to combine with MN8 Energy, a Goldman Sachs-founded independent power producer with approximately 4.3 gigawatts of operating and under-construction renewable energy capacity across 29 states. We believe this transaction represents a meaningful and positive outcome for our shareholders, and one that directly responds to what you have been asking us to deliver. The purpose of this letter is to walk you through what it means for you.

What was announced

Greenbacker has entered into a definitive agreement to be acquired by MN8 Energy. The transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, including approval by Greenbacker shareholders, MN8 Energy members and customary regulatory approvals.

Upon the consummation of the transaction, Greenbacker shareholders will receive approximately $350 million payable at closing, or approximately $1.71 per Greenbacker share,1 plus up to $25 million in potential cash payments payable to Greenbacker shareholders based on the achievement of certain commercial milestones, representing up to approximately $0.12 per share of potential additional consideration should those milestones be achieved. As a Greenbacker shareholder, you will be entitled to receive cash, equity in the combined company, or a combination of both, in exchange for your Greenbacker shares, subject to the terms of the merger agreement and the election process described below.

Following consummation of the transaction, and assuming the aggregate cash elections meet or exceed the maximum cash election amount (as more fully described below), Greenbacker shareholders are expected to collectively own approximately 11% of the combined company on a fully-diluted basis (subject to adjustment based on both parties' final transaction expenses and if and when the $25 million contingent additional consideration is earned); to the extent aggregate cash elections fall below that maximum, Greenbacker shareholders would collectively retain a correspondingly larger equity interest in the combined company.

The combined company would be the 3rd-largest renewable independent power producer in the United States, with 6.2 GW of operating and under-construction capacity across 33 states and 1,000+ projects spanning solar, wind, and battery storage.

Your election: cash, stock, or a 50/50 blend

Pending an affirmative vote by Greenbacker shareholders and approval by MN8 Energy members, you will be given the opportunity to elect one of three options for how you wish to receive your consideration upon consummation of the transaction, which is subject to the satisfaction or waiver of certain conditions set forth in the merger agreement:

1.	100% cash. You may elect to receive your full consideration in cash, subject to the maximum cash election amount.[2] If shareholders collectively elect aggregate cash consideration in excess of the cap, the cash portion of each electing shareholder's consideration will be reduced proportionately, with the reduced amount paid in equity in the combined company instead. In the maximum-cash-election scenario, Greenbacker shareholders collectively would own approximately 11% of the combined company on a fully-diluted basis (subject to adjustment based on both parties' final transaction expenses and if and when the $25 million contingent additional consideration is earned).

2.	100% equity. You may elect to receive your full consideration in the combined company equity. This will be the default election for shareholders who do not submit an election form.

3.	A 50/50 blend. You may elect to receive 50% of your consideration in cash and 50% in equity in the combined company, subject to the same proration mechanics applicable to the final maximum cash election amount.

Shareholders who do not make an election will receive 100% of their consideration in the form of equity in the combined company by default.

The proxy statement / prospectus, which you will receive in the coming months, will include detailed information on the required shareholder vote, mechanics of the election and proration, and the considerations that may be relevant to your choice. Your financial advisor will also be in a position to discuss your specific situation.

Why we believe this is the right outcome

For some time, our shareholders have been clear with us that a defined path to liquidity is among the most important things this company can deliver. That message has shaped how we have run this business and, more recently, how the Board has approached its strategic review. Today's announcement is the answer to that ask.

The context matters. Over the past several years, the renewable power sector has consolidated around platforms of significantly greater scale, with continued access to permanent and liquid capital emerging as a defining competitive advantage in this industry. The next stage of value creation in renewable power is being captured by platforms that can serve the demand wave now coming at the U.S. power grid, including, notably, AI infrastructure, hyperscale data centers, and broader electrification, at the scale and contract durability those customers require. For shareholders, the most direct path to liquidity, and to continued participation in the value being created in our sector, is through a combination that creates a platform that is positioned to compete at that level. That is what this transaction delivers.

Concretely, the transaction delivers three things our shareholders have been asking for, and that would have been difficult to deliver on the same timeline in the same combined form on our own:

1.	Near-term cash liquidity at a defined valuation. For shareholders who want liquidity now, the transaction offers a near-term path to receive cash for at least a portion of their investment, at a value defined by an arms’-length negotiation and tested through a thorough market-check process.

2.	Continued participation through a leading U.S. renewable energy platform. For shareholders who want to remain in the asset class, equity in the combined company gives you ongoing exposure to renewable energy infrastructure through a substantially larger, more diversified, and more institutionally-capitalized platform than we have been on a standalone basis. The combined platform would span 33 states, 1,000+ projects, solar / wind / battery storage technologies, and an approximately 9.3 GW development pipeline, with 94% of operational capacity under contract and a 14-year weighted average solar PPA tenor.

3.	A contractual framework for future liquidity. The merger agreement establishes a framework for future liquidity following the closing. Under the terms of the merger agreement, MN8 Energy has agreed to use commercially reasonable efforts to pursue a registered public offering within a specified period following the closing of the merger, subject to market conditions and the discretion of its board. If such an offering has not been completed within that period, MN8 Energy has additionally agreed to use commercially reasonable efforts to make available an alternative opportunity to sell MN8 equity issued as consideration in the merger, generally at a price not less than the per-share transaction consideration, subject to the conditions, exceptions, and timing set out in the merger agreement. These provisions are described in full in the merger agreement, which will be filed with the SEC and available free of charge on the SEC’s website at www.sec.gov. There can be no assurance as to whether or when any public offering or alternative liquidity transaction will occur, or the terms on which it may be effected. Any future MN8 Energy offering would be described in MN8 Energy’s own filings with the SEC.

How we got here and why we are confident this is the right outcome

The decision to combine with MN8 Energy followed a deliberate, comprehensive process led by the Greenbacker Board and supported by Wells Fargo and Morgan Stanley as financial advisors and Freshfields as legal counsel. Delivering on what our shareholders have asked for required us to run the process with rigor, to test the market thoroughly, evaluate the alternatives honestly, and select the outcome that delivers the most value, not just the most expedient path.

In March 2025, the Board authorized a review of strategic alternatives. Over the summer of 2025, we held more than 60 meetings with prospective buyers and strategic partners. 42 parties signed non-disclosure agreements and entered the first phase of the process; 19 submitted Round 1 non-binding bids; six advanced through Phase II. In early 2026, after extensive evaluation, the Board unanimously concluded that the combination with MN8 Energy represented the best outcome reasonably available for our shareholders. The Board also seriously evaluated standalone, status quo, and dissolution alternatives. The combination with MN8 Energy was unanimously approved by Greenbacker's Board because, on the analysis of our advisors and the Board's own judgment, it delivers the best outcome reasonably achievable for our shareholders at this time. The detailed process narrative, including a description of the fairness opinion delivered to the Greenbacker Board in connection with the transaction, will be included in the proxy statement / prospectus.

What happens next

The transaction is subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, including Greenbacker shareholder approval, MN8 Energy member approval, and customary regulatory approvals. The transaction is not subject to a financing condition. The process will unfold over the next few months:

●	MN8 Energy will file a registration statement on Form S-4 with the SEC, which will include the Greenbacker proxy statement and constitute a prospectus of MN8 Energy.

●	Once effective, the proxy statement / prospectus will be mailed to you for the purpose of voting on the proposed transaction, in connection with a shareholder meeting.

●	An election window will follow, during which you will be able to make your cash/stock election.

●	Following the election period and satisfaction of the closing conditions, the transaction is expected to close in the fourth quarter of 2026 and the closing consideration will be distributed shortly thereafter.

Where to find more information

Today we are filing a Current Report on Form 8-K with the SEC that includes the joint press release and the investor presentation describing the transaction. Free copies of this filing will be available at www.sec.gov, on our website at www.greenbackercapital.com, and on MN8 Energy 's website at www.mn8energy.com. Additional information about the merger is available on the Transaction Hub within the Greenbacker website.

We are also hosting an advisor call this afternoon, which your advisor may attend or may have already attended. The materials from that call will be made available through your advisor following its conclusion.

In the coming days and weeks, we will be providing additional information through your advisor and through dedicated communications channels. If you have immediate questions, please contact your financial advisor in the first instance. You may also reach our investor servicing team at transactionsupport@greenbackercapital.com, or contact SS&C, our transfer agent, at the number on your account statement.

Closing

I have appreciated your patience through one of the most challenging periods the renewable energy sector has experienced in decades. You have been clear with us about what you wanted this company to deliver. Today's announcement is the result of a deliberate, rigorous process, undertaken in direct response to that ask. It delivers a chance at immediate liquidity for shareholders who seek it; continued participation alongside one of the most capable platforms in the industry; and a contractual framework for future liquidity. We believe this is the right outcome, with the right partner, at the right time, and we look forward to walking you through it in the months ahead.

Sincerely,

Dan de Boer

Chief Executive Officer

Greenbacker Renewable Energy Company, LLC

Notes

1 Per-share figures are an estimate based on the consideration contemplated by the merger agreement and assumes a fully diluted share count as of closing, that the entire $25 million is earned and that the cash consideration is calculated without giving effect to transaction expenses, the shareholders’ representative reserve amount or the limitation on cash available to fund cash elections. The amount and form of consideration actually received by each holder will be subject to the election procedures, proration mechanics and other terms and adjustments set forth in the merger agreement; complete terms, including election procedures, proration mechanics, and the treatment of expenses and reserves, will be described in the proxy statement / prospectus.

2 Under the merger agreement, the maximum cash election amount starts with $125 million and is reduced by the $5 million securityholders’ representative expense fund, the portion of the $25 million additional consideration holdback not included in closing consideration and the cash attributable portion of net transaction expenses, each as finally determined under the merger agreement.

Important Information for Investors and Shareholders. In connection with the proposed transaction, MN8 Energy Holdings LLC ("MN8") will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a proxy statement of Greenbacker Renewable Energy Company, LLC ("Greenbacker") that also constitutes a prospectus of MN8, and each of MN8 and Greenbacker may file other relevant documents with the SEC regarding the proposed transaction. A definitive proxy statement / prospectus (if and when available) will be mailed to the shareholders of Greenbacker. This communication is not intended to be, and is not, a substitute for the registration statement, the proxy statement/prospectus or any other document that MN8 or Greenbacker may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC, in each case if and when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MN8 will be available free of charge from MN8 on MN8’s website at www.mn8energy.com, or by directing a request to Investor Relations, MN8 Energy Holdings LLC, c/o MN8 Energy, LLC, 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, Tel. No. (332) 245-4052. Copies of the documents filed with the SEC by Greenbacker will be available free of charge from Greenbacker under the “Transaction Hub” section of Greenbacker’s website at www.greenbackercapital.com/transaction-hub. The information included on, or accessible through, MN8’s or Greenbacker’s website is not incorporated by reference into this communication.

No Offer or Solicitation. This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation. Greenbacker, MN8, their respective directors and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Greenbacker shareholders in connection with the proposed transaction. Information about Greenbacker's directors and executive officers is available in Greenbacker's Form 10-K filed with the SEC on March 9, 2026, Greenbacker's Form 10-K/A filed with the SEC on April 30, 2026, and other documents subsequently filed by Greenbacker with the SEC. Information about MN8’s directors and executive officers will be set forth in the proxy statement/prospectus relating to the proposed transaction if and when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests will be contained in the proxy statement / prospectus and other relevant materials filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements. This communication contains “forward-looking statements” regarding the potential acquisition of Greenbacker within the meaning of the Private Securities Litigation Reform Act of 1995. Various statements in this communication, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects, revenues, income and capital spending. We generally identify forward-looking statements with the words “expect,” “may,” “will,” “should,” “would,” “could,” “should,” or their negatives, and other similar expressions. We caution all readers that the forward-looking statements contained in this communication are not guarantees of future performance, and we cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the numerous risks and uncertainties. Risks and uncertainties include but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied, including the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that Greenbacker's shareholders or MN8’s members may not approve the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement; the possibility that competing offers or transaction proposals may be made; the risk of member or shareholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; potential adverse effects on the businesses of MN8 or Greenbacker during the pendency of the proposed transaction, such as the ability of MN8 and Greenbacker to attract, retain and hire key personnel and to maintain relationships with customers, suppliers and others with whom MN8 or Greenbacker does business, employee departures, diversion of management's time and attention from ordinary course business operations, or certain restrictions during the pendency of the proposed transaction that may impact MN8’s or Greenbacker’s ability to pursue certain business opportunities or strategic transactions; the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive all or any portion of the additional consideration holdback amount; the potential that the expected benefits, synergies, and opportunities of the proposed transaction may not be realized or may take longer to realize than expected; and risks related to the integration of Greenbacker into MN8 subsequent to the closing of the proposed transaction and the timing of such integration, including the risk that the combined company may not be able to achieve the expected growth prospects. A further list and descriptions of these risks, uncertainties and other factors can be found in Greenbacker’s Annual Report on Form 10-K for the fiscal year ended 2025, including in the sections captioned “Forward-Looking Statements” and “Item 1A. Risk Factors,” and in its subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

3. The following is an email from Daniel de Boer to advisors of the Company, sent on July 22, 2026.

From: Dan de Boer, Chief Executive Officer, Greenbacker Renewable Energy Company LLC

To: [All GREC advisors]

Subject: GREC / MN8, definitive agreement announced; advisor call today at 4:00 PM ET

Dear firm partner,

This morning, Greenbacker Renewable Energy Company LLC ("GREC") and MN8 Energy announced a definitive agreement to combine in a transaction that includes approximately $350 million payable at closing, or approximately $1.71 per GREC share(1), gross of transaction expenses and the Securityholders’ Representative expense fund, plus up to $25 million in potential cash payments payable to Greenbacker shareholders based on the achievement of certain commercial milestones, representing up to approximately $0.12 per share of potential additional consideration should those milestones be achieved. GREC shareholders will receive a mix of cash and equity in the combined company in exchange for their shares. Because the total cash available to all Greenbacker shareholders is capped at the maximum cash election amount, if Greenbacker shareholders collectively elect aggregate cash consideration in excess of the cap, the cash portion of each electing shareholder's consideration will be reduced proportionately, with the reduced amount paid in equity of the combined company instead.

Today's announcement reflects the conclusion of a deliberate, Board-led strategic review that began in March 2025, supported by Wells Fargo and Morgan Stanley as financial advisors and Freshfields as legal counsel. We believe this outcome directly responds to what GREC shareholders have asked us to deliver: near-term cash liquidity at a defined valuation, continued exposure through what would be the 3rd-largest renewable independent power producer in the United States, and a contractual framework for future liquidity under which MN8 Energy has agreed to use commercially reasonable efforts to pursue a public offering within a specified period following the closing of the merger, subject to market conditions and the discretion of its board and, if that does not occur within the specified period, to use commercially reasonable efforts to make available to holders of the MN8 Energy equity issued as consideration in the merger (and their transferees) an alternative opportunity to sell such units, generally at not less than the per-share transaction consideration, subject to the conditions, exceptions and timing in the merger agreement and with no assurance as to whether or when any such transaction will occur.

Following consummation of the transaction, and assuming the aggregate cash elections meet or exceed the maximum cash election amount (as adjusted under the merger agreement and currently estimated at approximately $112.7 million)(2), GREC shareholders are expected to collectively own approximately 11% of the combined company on a fully-diluted basis (subject to adjustment based on both parties' final transaction expenses and if and when the $25 million contingent additional consideration is earned). To the extent aggregate cash elections fall below that maximum, GREC shareholders would collectively retain a correspondingly larger equity interest in the combined company. The transaction is currently expected to close in the fourth quarter of 2026, subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, including approvals by Greenbacker shareholders and MN8 Energy members and customary regulatory approvals.

Key materials:

●	Joint Press Release
●	Investor Presentation
●	GREC Shareholder Letter
●	Transaction Hub
●	Form 8-K

Today's advisor call:

We are hosting a call today at 4:00 PM ET covering the strategic rationale, the consideration structure, the election and vote process, the indicative timeline, and what this means for your clients. Dan de Boer, Carl Weatherley-White, and Brandon Praznik will lead the call, with senior leadership from MN8 Energy also participating. A formal call invitation with full details will follow this email shortly. To register now: GREC / MN8 Energy transaction call.

Talking with your clients:

●	The shareholder letter linked above is being physically mailed directly to all GREC investor clients as well as via email to those that have elected to receive their communications via email. You are welcome, and encouraged, to share the linked letter with your clients directly so that you can walk them through it now rather than waiting for it to arrive. Email delivery is expected over the coming days with physical mailing to arrive in approximately 1-2 weeks.

●	For firm-level or advisor-specific questions, please contact our investor relations team at transactionsupport@greenbackercapital.com.

Greenbacker will be in regular contact with you and your firm in the weeks ahead, including through additional communications and meetings with advisor firms during the period leading up to the shareholder vote. Thank you for the partnership you have built with us and for the work you have done and continue to do for your clients in this investment. We look forward to walking you through the transaction in greater depth on today's call.

Sincerely,

Dan de Boer

Chief Executive Officer

Greenbacker Renewable Energy Company, LLC

1. Per-share figures are an estimate based on the consideration contemplated by the merger agreement and assumes a fully diluted share count as of closing, that the entire $25 million is earned and that the cash consideration is calculated without giving effect to transaction expenses, the shareholders’ representative reserve amount or the limitation on cash available to fund cash elections. The amount and form of consideration actually received by each holder will be subject to the election procedures, proration mechanics and other terms and adjustments set forth in the merger agreement; complete terms, including election procedures, proration mechanics, and the treatment of expenses and reserves, will be described in the proxy statement / prospectus.

2. Under the merger agreement, the maximum cash election amount starts with $125 million and is reduced by the $5 million securityholders’ representative expense fund, the portion of the $25 million additional consideration holdback not included in closing consideration and the cash attributable portion of net transaction expenses, each as finally determined under the merger agreement.

Important Information for Investors and Shareholders. In connection with the proposed transaction, MN8 Energy Holdings LLC ("MN8") will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a proxy statement of Greenbacker Renewable Energy Company, LLC ("Greenbacker") that also constitutes a prospectus of MN8, and each of MN8 and Greenbacker may file other relevant documents with the SEC regarding the proposed transaction. A definitive proxy statement / prospectus (if and when available) will be mailed to the shareholders of Greenbacker. This communication is not intended to be, and is not, a substitute for the registration statement, the proxy statement/prospectus or any other document that MN8 or Greenbacker may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC, in each case if and when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MN8 will be available free of charge on MN8’s website at www.mn8energy.com, or by directing a request to Investor Relations, MN8 Energy Holdings LLC, c/o MN8 Energy, LLC, 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, Tel. No. (332) 245-4052. Copies of the documents filed with the SEC by Greenbacker will be available free of charge from Greenbacker under the “Transaction hub” section of Greenbacker’s website at wwww.greenbackercapital.com/transaction-hub. The information included on, or accessible through, MN8’s or Greenbacker’s website is not incorporated by reference into this communication.

No Offer or Solicitation. This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation. Greenbacker, MN8, their respective directors and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Greenbacker shareholders in connection with the proposed transaction. Information about Greenbacker's directors and executive officers is available in Greenbacker's Form 10-K filed with the SEC on March 9, 2026, Greenbacker's Form 10-K/A filed with the SEC on April 30, 2026, and other documents subsequently filed by Greenbacker with the SEC. Information about MN8’s directors and executive officers will be set forth in the proxy statement/prospectus relating to the proposed transaction if and when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests will be contained in the proxy statement / prospectus and other relevant materials filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements. This communication contains “forward-looking statements” regarding the potential acquisition of Greenbacker within the meaning of the Private Securities Litigation Reform Act of 1995. Various statements in this communication, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects, revenues, income and capital spending. We generally identify forward-looking statements with the words “expect,” “may,” “will,” “should,” “would,” “could,” “should,” or their negatives, and other similar expressions. We caution all readers that the forward-looking statements contained in this communication are not guarantees of future performance, and we cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the numerous risks and uncertainties. Risks and uncertainties include but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied, including the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that Greenbacker's shareholders or MN8’s members may not approve the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement; the possibility that competing offers or transaction proposals may be made; the risk of member or shareholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; potential adverse effects on the businesses of MN8 or Greenbacker during the pendency of the proposed transaction, such as the ability of MN8 and Greenbacker to attract, retain and hire key personnel and to maintain relationships with customers, suppliers and others with whom MN8 or Greenbacker does business, employee departures, diversion of management's time and attention from ordinary course business operations, or certain restrictions during the pendency of the proposed transaction that may impact MN8’s or Greenbacker’s ability to pursue certain business opportunities or strategic transactions; the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive all or any portion of the additional consideration holdback amount; the potential that the expected benefits, synergies, and opportunities of the proposed transaction may not be realized or may take longer to realize than expected; and risks related to the integration of Greenbacker into MN8 subsequent to the closing of the proposed transaction and the timing of such integration, including the risk that the combined company may not be able to achieve the expected growth prospects. A further list and descriptions of these risks, uncertainties and other factors can be found in Greenbacker’s Annual Report on Form 10-K for the fiscal year ended 2025, including in the sections captioned “Forward-Looking Statements” and “Item 1A. Risk Factors,” and in its subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

4. The following are Employee FAQs relating to the merger, disseminated to Company employees as of July 22, 2026.

FAQS FOR GREENBACKER Employees

After unanimous approval by both the Greenbacker and MN8 Energy boards, Greenbacker has entered into a definitive agreement to be acquired by MN8 Energy, a strategic renewable energy developer, owner and operator. Greenbacker employees have been a priority throughout our company’s history and have remained a priority throughout this process. We are providing FAQs to support our employees’ understanding of important aspects of the pending merger and we will regularly update employees as this process continues.

This next chapter is an exciting opportunity for Greenbacker employees and stakeholders, and we remain proud to take this step with you. While we work towards the closing of the merger, it remains business as usual as we continue to operate our company. We want to remind all employees that Greenbacker has an open-door policy. Please reach out to your manager, the HR team, or a member of the Executive Team with any questions. Thank you for your dedication and contributions and for being part of this journey.

SECTION 1: THE OPPORTUNITY

What’s happening, why we’re doing it, and how it benefits Greenbacker.

1. What is the status of the Strategic Review and what does it mean for Greenbacker?

Greenbacker has entered into a definitive agreement to be acquired by MN8 Energy. The transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, including approval by Greenbacker shareholders, MN8 Energy members, and customary regulatory approvals. Upon closing, Greenbacker would no longer operate as a stand-alone company and would be integrated with MN8 Energy.

This new combined company would become one of the leading independent power producers in the United States with a ~6.2 gigawatt national platform spanning 33 states. MN8 Energy and Greenbacker bring extensive and complementary expertise and resources to address the growing demand of large power buyers, who are seeking providers that can deliver repeatable, multi-site solutions with speed, certainty, and creditworthy performance.

2. Why this transaction? Why now?

The Greenbacker Board conducted a rigorous review of strategic alternatives, which included evaluating a variety of opportunities in addition to this transaction with MN8 Energy, as well as a number of alternatives with Greenbacker’s standalone prospects in mind. The Board has unanimously determined that pursuing a transaction with MN8 Energy represents the best path forward to maximizing value.

Greenbacker has a significant need for capital to support growth beyond 2027. Over the past several years, Greenbacker has ceased distributions to shareholders and suspended the share repurchase program in an effort to retain cash needed for operations. In the absence of a transaction with MN8 Energy, the company would likely require alternative sources of funding, which could include a sale of assets or the issuance of preferred capital or new equity, all of which are likely to have a higher cost of capital and come with significant risk of execution.

If this transaction is consummated, the new combined company would be uniquely positioned to capture the significant and accelerating growth in electricity demand driven by AI, hyperscale data center build-out, and the broader electrification of the U.S. economy.

3. How is this transaction advantageous to Greenbacker’s employees, shareholders, and other stakeholders?

The proposed transaction would create a combined platform of significant scale, comprised of approximately 6.2 GW across 33 states, delivering concrete advantages that benefit each of our key constituents.

For shareholders, combining the parties’ complementary assets would translate into stronger commercial relationships across PPA origination. The combined company would be a priority counterparty for tax equity and credit providers. National operating scale would also support a more efficient spare parts strategy and improved O&M economics across the fleet. These advantages are expected to strengthen the competitive position of the combined company, while the transaction would also enable a path to liquidity that is not available to Greenbacker as a standalone non-traded company.

For employees, a return to a growth phase would create more opportunities to expand our platform, more career paths within a larger organization, and greater overall stability. The highly complementary geographic footprints, with MN8 Energy’s West and Southeast presence alongside Greenbacker’s Midwest and Northeast, would broaden the diversification for the combined business and the roles that support it.

For our other stakeholders, including the communities we serve, our project partners, and our financing counterparties, a larger and more diversified platform would provide significant benefits and would mean a more durable, better-capitalized counterparty. The combined entity is positioned to capture the significant and accelerating growth in electricity demand driven by AI, hyperscale data center build-out, and the broader electrification of the U.S. economy.

4. Was there a competitive process for this transaction?

The Greenbacker Board conducted a thorough review of strategic alternatives before electing to enter into a definitive agreement with MN8 Energy. Additional details about the background of the transaction will be disclosed in the proxy statement/prospectus on Form S-4, which will be publicly filed with the SEC. When filed, these documents and other documents relating to the transaction can be obtained free of charge from the SEC’s website at www.sec.gov. See “Important Information and Where to Find It” below.

5. Does the transaction include the other investment vehicles managed by Greenbacker Capital Management?

The transaction involves Greenbacker Renewable Energy Company LLC, including its wholly owned investment management business. The other investment vehicles managed by Greenbacker Capital Management are not being acquired, and each is currently expected to be managed in the ordinary course. However, it is important to note that Greenbacker Capital Management, an SEC-registered investment adviser, will be controlled by MN8 Energy, through its acquisition of Greenbacker Renewable Energy Company LLC. Because the transaction is expected to result in a change of ownership of the investment manager and, consistent with the Investment Advisers Act of 1940, customary investor consent processes for those vehicles are being conducted, and communications to those vehicles’ investors and financial advisors (as appropriate) are being handled through separate channels. Employees supporting those vehicles should continue business as usual.

SECTION 2: ABOUT MN8 Energy

Meet our prospective partner.

1. Tell me more about MN8 Energy — who are they?

MN8 Energy is a privately held, leading independent power producer in the United States, with approximately 4.3 GW of operating solar and battery storage assets across 29 states. MN8 Energy was originally formed within Goldman Sachs Asset Management and became an independent company in 2022. MN8 Energy is mission-driven and focused on serving large enterprise and utility customers with long-term clean energy contracts.

2. What similarities does MN8 Energy have with Greenbacker?

•	Mission-driven decarbonization journey.

•	A shared focus on enterprise-scale renewable energy solutions.

•	Excellence in developing, financing, constructing, and operating distributed generation, utility-scale solar, and battery energy storage systems (BESS).

•	Comparable platform scale: 4 gigawatts of solar and BESS projects at MN8 Energy, vs. 1.9 GW of solar, BESS, and wind projects at Greenbacker, with highly complementary geographic footprints.

•	Retail shareholder base raised predominantly from a major bank’s private wealth management platform.

•	Portfolio entirely domestic and spread across the United States.

3. What are the primary complementary capabilities MN8 Energy possesses?

MN8 Energy would bring additional capabilities to the combined platform, including fleet-based EV charging, a complementary geographic footprint in the West and Southeast, and a 4.3 GW operating fleet that would broaden our scale.

SECTION 3: THE DEAL AND THE PATH

Transaction structure, timing, and remaining steps.

1. What are the financial terms of the MN8 Energy transaction?

Upon closing, Greenbacker shareholders will receive, for each Greenbacker common share they hold, consideration payable in cash, equity in the combined company, or a combination of both, at each shareholder’s election. Because the total cash available to all Greenbacker shareholders is capped at the maximum cash election amount, if Greenbacker shareholders collectively elect aggregate cash consideration in excess of the cap, the cash portion of each electing shareholder's consideration will be reduced proportionately, with the reduced amount paid in equity of the combined company instead.

2. What is the expected timing of the transaction close?

The transaction is expected to close by Q4 2026, subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, including approval by Greenbacker shareholders, MN8 Energy members and customary regulatory approvals. Timing is subject to change.

3. What are the next and remaining steps to the transaction process?

Below are standard steps. As with any transaction, the timeline may change.

•	Development of integration plan.

•	Development of new organizational structure.

•	Regulatory approval.

•	Shareholder vote.

•	Deal close and integration plan implementation.

4. What if the shareholders do NOT vote in favor of this deal?

If the shareholders do not vote to approve this transaction, Greenbacker will continue to operate as a standalone business as we have historically, and we may resume the broader review of strategic alternatives that led us to engage with MN8 Energy.

SECTION 4: WHAT THIS MEANS FOR YOU

How this affects your role, compensation, and benefits.

1. What does this do to my role, my job duties, goals, and my employment with Greenbacker?

It’s important to remember that an announcement of the transaction is just the first step in the process, and it remains business as usual until closing, which we expect in the fourth quarter of 2026, subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, including approval by Greenbacker shareholders, MN8 Energy members and customary regulatory approvals. We will soon partner with MN8 Energy to plan and prepare a new organizational structure, roles, reporting relationships, and other changes needed to position the new combined company for success after the closing. All changes will be communicated to employees with as much advance notice as possible.

2. Will my work location or schedule change?

There are no immediate changes to work location, schedule, or remote/hybrid arrangements at this time. Any changes that may result from the integration process would be communicated with advance notice. Please refer to Questions 6 and 7 of this Section 4 below for a summary of potential rights in the event any such changes constitute a “constructive termination” for purposes of applicable compensation arrangements.

3. Will my compensation or benefits change?

There are no immediate changes to compensation or benefits at this time. Upon closing of the transaction, any decisions made regarding compensation or benefits will be communicated clearly. MN8 Energy is committed to providing competitive compensation and benefits. For each employee who remains employed following the closing, MN8 Energy has committed to provide for a period of 12 months (or such lesser period of time that the applicable employee actually remains employed) (i) base salary or base hourly rate, as applicable, and target annual bonus that are no less favorable in the aggregate than those in effect pre-closing, and (ii) other employee benefits that are no less favorable in the aggregate than those provided to similarly-situated employees of MN8 Energy or its affiliates.

4. Will there be layoffs as a result of the transaction?

Overall, retention is a priority for both Greenbacker and MN8 Energy, and we do not anticipate a need for a reduction in force prior to the closing of the transaction.

The combined company will carefully assess talent and skills across both Greenbacker and MN8 Energy alongside business needs. Both companies value their team members, knowing employees are key to future success.

We will partner with MN8 Energy to develop the new combined company’s organizational structure and expect that any changes will be communicated to employees with as much advance notice as possible.

As with any transaction, changes are inevitable, including organizational structure, reporting lines, and resource needs. It is our intent to provide transparency and support to all Greenbackers throughout.

5. When can Greenbacker employees expect to hear if they have a position in the new organization? Who will I report to?

We will collaborate with MN8 Energy to develop the new combined company’s organizational structure and expect that any changes will be communicated to employees with as much advance notice as possible. Until the transaction closes, your reporting relationship remains unchanged.

6. Will Greenbacker provide employees with separation pay and benefits or other compensation related to the transaction?

Greenbacker is committed to providing transition support to our employees related to this transaction.

A related retention program has been established in connection with this transaction for eligible employees, pursuant to which each eligible employee will be eligible to receive a retention award in an amount equal to three months of the employee’s base salary, which award will vest if the employee remains continuously employed through the three-month anniversary of the closing (or, in the case of an eligible employee who is not a participant in the Executive Protection Plan, the earlier date of the employee’s termination of employment by MN8 Energy and its affiliates without cause or by the employee due to a constructive termination, in either case, on or following the closing and prior to the three-month anniversary of the closing). Any such retention award will be subject to the terms and conditions of a separate retention award letter that the applicable eligible employee will be required to sign. In the event that the Merger does not occur for any reason, Greenbacker and MN8 Energy shall be under no obligation to pay the Retention bonuses.

A severance program has also been established in connection with this transaction for all employees who are not otherwise participants in the Executive Protection Plan, pursuant to which a participating employee will be eligible to receive severance payments and benefits ranging from three to nine months of base salary, six to nine months of full COBRA subsidies and three months of outplacement services in the event an eligible employee’s employment is terminated by MN8 Energy and its affiliates without cause or by the employee due to a constructive termination, in either case, on or within 12 months following the closing. Any such severance payments and benefits will be subject to the terms and conditions of a separate severance policy that will be provided to eligible employees and the future execution of a separation and release agreement in connection with a qualifying termination of employment.

7. Will I receive a 2026 annual bonus?

If the transaction closes and you remain an employee through the earlier of the three-month anniversary of the closing and the date on or before March 15, 2027 on which 2026 annual bonuses would be payable in the ordinary course (or, if earlier, the date of your termination of employment other than (i) by MN8 Energy and its affiliates for cause or (ii) your voluntary resignation other than due to a constructive termination), you will receive your 2026 annual bonus, which amount will be separately communicated prior to the closing.

In addition, if the transaction closes, you remain an employee for any portion of 2027 and your employment is terminated by MN8 Energy and its affiliates without cause or by you due to a constructive termination, in either case, prior to the date on which 2027 annual bonuses would be payable in the ordinary course, you will receive a 2027 annual bonus, pro-rated for the number of days of your employment service in 2027 (based on the 2026 annual bonus amount that will be separately communicated prior to the closing). If your employment terminates for any other reason in 2027, you will not be eligible to receive a prorated 2027 bonus.

8. What will happen to my RSUs and PSUs?

If the transaction closes, any then-outstanding RSUs and PSUs shall accelerate in vesting and be canceled and converted into, for each Greenbacker share (and, with respect to PSUs, at 50% of the target performance level for then-outstanding PSUs granted in 2024 and at 100% of the target performance level for then-outstanding PSUs granted in 2025 or 2026), the right to receive (i) the mixed election consideration, (ii) a non-transferable contingent right to receive such holder’s pro rata portion of the remaining shareholders’ representative’s reserve funds and (iii) a non-transferable contingent right to receive such holder’s pro rata portion of the post-closing consideration amount.

All amounts received in respect of your RSUs and PSUs will be considered ordinary income for tax purposes on the applicable settlement date and will be subject to reduction for applicable tax withholdings (which, for any amounts received in the form of MN8 Energy shares, will be effectuated via net share settlement).

9. If I receive MN8 Energy equity in the transaction, will there be a way to sell it?

The merger agreement establishes a liquidity framework. Following the closing, MN8 Energy has agreed to use commercially reasonable efforts to pursue a registered public offering within a specified period following the closing of the merger, subject to market conditions and the discretion of its board. If such an offering has not been completed within that period, MN8 Energy has agreed to use commercially reasonable efforts to make available to holders of the MN8 Energy equity issued as consideration in the merger (and their transferees) an alternative opportunity to sell such units, generally at a price not less than the per-share transaction consideration, in each case subject to the conditions, exceptions, and timing set out in the merger agreement. There can be no assurance as to whether or when any public offering or alternative liquidity transaction will occur, or the terms on which it may be affected. These provisions are described in full in the merger agreement, which will be publicly filed with the SEC.

SECTION 5: BETWEEN NOW AND CLOSE

Working through the period between signing and closing.

1. How is integration planning work between Greenbacker and MN8 Energy coordinated during this period?

There are already active workstreams between Greenbacker and MN8 Energy: at the executive level, on the deal and investment side, and across select functional areas where leadership has determined a workstream is appropriate at this stage. Additional joint workstreams may be initiated across the organization as the process advances. All cross-company work, whether currently underway or initiated in the future, will occur solely at the direction of Greenbacker management and within appropriate legal guidelines.

For employees who are not currently involved in transaction-related activity, there is nothing you need to do differently today. If your role becomes part of a formal joint workstream as the process advances, you will receive advance notice and planning support from your manager. If an MN8 Energy contact reaches out to you directly outside of an authorized workstream, please loop in your manager, or a member of Human Resources before responding.

2. What projects or work will change between now and the transaction close?

Until closing, Greenbacker continues to operate in accordance with the status quo, meeting all deadlines and deliverables and providing clean energy solutions. Our mission, goals, responsibilities, and duties have not changed.

3. How are public inquiries being handled (media, shareholders, vendors, others) and by whom?

Currently our Investor Relations and Executive Team are handling all external inquiries and managing external communications. Please contact Brandon Praznik regarding all inquiries.

As a reminder, any media inquiries should be directed to Brandon Praznik, and no comments or interviews should be provided. It is important that our communications plan is followed and led by our Investor Relations and Executive Team and we therefore ask you not to publicly post or discuss this transaction.

4. What should I tell customers or external partners?

You should assure customers and partners that business continuity remains our top priority, and that until closing Greenbacker and MN8 Energy continue to operate as independent entities. Specific talking points for customer-facing employees will be provided by the Greenbacker management team. If you receive questions, you’re not prepared to answer, please direct them to Dan de Boer and Brandon Praznik.

SECTION 6: THE COMBINED COMPANY

What the post-transaction company would look like.

1. What about Greenbacker’s culture? Will it change?

We recognize that culture is a key part of what makes Greenbacker successful, and the same is true at MN8 Energy. As the two organizations come together, we will work to preserve the most valuable elements of both companies’ cultures. Employee feedback will be an important part of this process, and we expect culture and integration touchpoints to be a regular part of our communications between now and close.

2. How long will integration take?

An integration timeline is being finalized.

3. What will the new name of the combined company be?

If the transaction is completed, the combined entity is expected to be branded as MN8 Energy.

4. Who would comprise the executive team of the new combined company?

The executive team of the combined company is yet to be defined but will likely be comprised of individuals from both the Greenbacker and MN8 Energy teams. Jon Yoder, President and CEO of MN8 Energy, will be the CEO of the combined company.

5. What happens to MN8 Energy’s and Greenbacker’s physical offices?

Similar to Greenbacker, MN8 Energy has several offices throughout the U.S., including in New York City. Office locations for the combined company have yet to be finalized.

SECTION 7: STAYING INFORMED

Communications and resources.

1. How will I receive updates going forward?

We will continue to communicate through a combination of all-hands meetings, manager cascades, written FAQs, and direct emails as warranted. Please continue to bring questions to your manager, HR, or any member of the Executive Team.

2. Where can we find additional information?

Information about the merger is available on the Transaction Hub within the Greenbacker website. For any additional questions, please reach out to your manager, the HR team, or a member of the Executive Team.

Important Information and Where to Find It

In connection with the proposed transaction, MN8 Energy Holdings LLC (“MN8”) will file with U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Greenbacker that also constitutes a prospectus of MN8. A definitive proxy statement/prospectus (if and when available) will be mailed to the shareholders of Greenbacker, and each of MN8 and Greenbacker may file other relevant documents with the SEC regarding the proposed transaction.

This communication is not intended to be, and is not, a substitute for the registration statement, the proxy statement/prospectus or any other document that MN8 or Greenbacker may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other relevant documents, in each case if and when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MN8 will be available free of charge from MN8 on MN8’s website at www.mn8energy.com, or by directing a request to Investor Relations, MN8 Energy Holdings LLC, c/o MN8 Energy, LLC, 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, Tel. No. (332) 245-4052. Copies of the documents filed with the SEC by Greenbacker will be available free of charge from Greenbacker under the “Transaction Hub” section of Greenbacker’s website at www.greenbackercapital.com/transaction-hub. The information included on, or accessible through, MN8’s or Greenbacker’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Greenbacker, MN8, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about Greenbacker’s directors and executive officers is available in Greenbacker’s Form 10-K filed with the SEC on March 9, 2026, Greenbacker’s Form 10-K/A filed with the SEC on April 30, 2026, and other documents subsequently filed by Greenbacker with the SEC. Information about MN8’s directors and executive officers will be set forth in the proxy statement/prospectus relating to the proposed transaction if and when it is filed with the SEC.

Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements” regarding the potential acquisition of Greenbacker within the meaning of the Private Securities Litigation Reform Act of 1995.

Various statements in this communication, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects, revenues, income and capital spending. We generally identify forward-looking statements with the words “expect,” “may,” “will,” “should,” “would,” “could,” or their negatives, and other similar expressions.

We caution all readers that the forward-looking statements contained in this communication are not guarantees of future performance, and we cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the numerous risks and uncertainties. Risks and uncertainties include, but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied, including the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that Greenbacker’s shareholders or MN8’s members may not approve the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement; the possibility that competing offers or transaction proposals may be made; the risk of member or security holder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; potential adverse effects on the businesses of MN8 or Greenbacker during the pendency of the proposed transaction, such as the ability of MN8 and Greenbacker to attract, retain and hire key personnel and to maintain relationships with customers, suppliers and others with whom MN8 or Greenbacker does business, employee departures, diversion of management's time and attention from ordinary course business operations, or certain restrictions during the pendency of the proposed transaction that may impact MN8’s or Greenbacker’s ability to pursue certain business opportunities or strategic transactions; the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive all or any portion of the additional consideration holdback amount; the potential that the expected benefits, synergies and opportunities of the proposed transaction, if completed, may not be realized or may take longer to realize than expected; and risks related to the integration of Greenbacker into MN8 subsequent to the closing of the proposed transaction and the timing of such integration, including the risk that the combined company may not be able to achieve the expected growth prospects.

A further list and descriptions of these risks, uncertainties and other factors can be found in Greenbacker’s Annual Report on Form 10-K for the fiscal year ended 2025, including in the sections captioned “Forward-Looking Statements” and “Item 1A. Risk Factors,” and in its subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC.

We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.

5. The following are Social Media posts published on July 22, 2026 relating to the Merger.

No Offer or Solicitation

This communication relates to the Merger between MN8 and the Company. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, MN8 will file with the SEC a registration statement on Form S-4, that will include a proxy statement of the Company and a prospectus of MN8. The Merger will be submitted to the Company’s shareholders for their consideration. MN8 and the Company may also file other documents with the SEC regarding the Merger. The definitive proxy statement/prospectus will be sent to the shareholders of the Company. This document is not intended to be, and is not, a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that MN8 or the Company may file with the SEC or send to security holders of MN8 Energy or the Company in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF MN8 AND GREENBACKER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents, in each case if and when such documents are filed, or that will be filed with the SEC by MN8 or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by MN8 will be made available free of charge by directing a request to Investor Relations, MN8 Energy at IR@mn8.com. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at www.greenbackercapital.com/greenbacker-renewable-energy-company/ under “Public filings and investor materials”.

Participants in the Solicitation

MN8 Energy, its directors and executive officers and the Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding directors and executive officers of MN8, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement on the Form S-4, once it becomes available.

Information regarding the Company’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual report on Form 10-K filed with the SEC on March 9, 2026, the Company’s Form 10-K/A filed with the SEC on April 30, 2026 and other documents subsequently filed by the Company with the SEC.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. Forward-looking statements are statements that are not statements of historical fact, including statements about beliefs, opinions and expectations. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of MN8 and the Company. The words and phrases “should,” “could,” “may,” “will,” “believe,” “plan,” “intend,” “expect,” “potential,” “possible,” “anticipate,” “estimate,” “forecast,” “view,” “efforts,” “goal” and similar expressions identify forward-looking statements and express expectations about future events. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Forward-looking statements are not guarantees of future performance, and we cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the numerous risks and uncertainties. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including in circumstances that would require the Company to pay a termination fee pursuant to the merger agreement, the possibility that competing offers or transaction proposals may be made, the risk of member or security holder litigation relating to the proposed transaction, including resulting expense or delay, the possibility that the proposed transaction will not be completed in the expected timeframe or at all, the possibility that shareholders of the Company may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that the Merger and its announcement could have an adverse effect on the ability of MN8 and the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and others with whom MN8 and the Company conduct business and on their operating results and businesses generally, employee departures, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, certain restrictions during the pendency of the Merger that may impact MN8’s or the Company’s ability to pursue certain business opportunities or strategic transactions, the risk that the combined company may be unable to achieve synergies, the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that the Company shareholders will not receive any or all of the additional consideration holdback amount and other important factors that could cause actual results to differ materially from those projected, and the risk that the completion of any liquidity event by MN8 including any initial public offering or other transaction, does not occur within the timeframe contemplated by the merger agreement or at all. All such factors are difficult to predict and are beyond MN8’s or the Company’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on the Company’s website at www.greenbackercapital.com/greenbacker-renewable-energy-company/ and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that MN8 or the Company believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and MN8 and the Company undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.